CI Financial - Code of Conduct

The Code of Conduct applies to all of us
This is CI Financial’s (CI, we, us, our) Code of Conduct (the Code). It applies to officers, directors, employees (full-time, part-time, and contract employees), agents and representatives of CI and its subsidiaries and affiliates (representatives, you, your, everyone). Everyone must follow the Code. In some circumstances, you may also need to follow other codes specific to your company or work.

Why the Code is important
The Code sets out our commitment to do business ethically and legally and the principles that guide our business practices and conduct and how we perform our job. Not following the Code could harm our clients or other stakeholders, our business, and our reputation. If you violate the Code, you could face consequences, including internal discipline, termination or other proceedings. If you’re not sure whether an action follows the Code, ask your CI leader.

It is important to report possible violations of the Code to help us uphold it. You can find out more in the reporting section of the Code and in our other policies. We do not tolerate retaliation against anyone who reports an issue.

How the Code relates to the law and our policies
The Code applies across all jurisdictions in which we work. We have internal policies that relate to and support the Code. Some representatives may also be governed by codes and regulatory requirements specific to their work, for example, restrictions on personal trading.

The law takes precedence over the Code, but the Code takes precedence over business-level policies and local practices or customs. If the policies or guidelines are stricter than the Code, follow the stricter requirement. We strive to follow both the letter and the spirit of the law and avoid actions that may look improper, even if they’re technically legal.

It is everyone’s responsibility to know the laws and policies that relate to their work, including requirements from securities commissions, other regulators, and stock exchanges and to follow those laws and policies. If you need help understanding the laws and policies that govern your work, ask your CI leader. Our Legal Department is also available to help by email at legal@ci.com. The Head of the Compliance administers the Code and can be reached at CodeofConduct@ci.com.

What you will find in this Code
The rest of the Code is divided into these sections:
1.Act ethically and with integrity
2.Avoid conflicts of interest
3.Protect confidential, personal and non-public information
4.Make sure key information is accurate
5.Respect company resources
6.Respect your colleagues and others and keep our workplace safe
7.Report concerns related to the Code

1.Act ethically and with integrity
Together, CI and you will act fairly and honestly in all business practices and conduct. In your dealings with investors, suppliers, business partners, competitors, employees, customers, and other CI business or other relationships, you must:
•comply with the competition and anti-trust laws that apply in your jurisdiction;
•not break the law;
•not take unfair advantage of anyone; and
•not manipulate, conceal information, misrepresent material facts or otherwise intentionally deal unfairly with others.

Ask the Legal Department if you need guidance about the law.

2.Avoid conflicts of interest
We expect you to avoid situations where your personal interests could conflict—or appear to conflict—with ours. Such conflicts can make it difficult to perform your work fairly and objectively. You must report existing or potential conflicts of interest for yourself and family members to your CI leader and the Compliance Department. If personal interests interfere with your work responsibilities or your ability to be impartial, we may ask you to stop the conflicting activity. For certain existing or potential conflicts of interest, the board of directors may establish guidelines.

This section covers several possible conflicts of interest:

Your personal interests must not compete with CI’s business interests
If you have business interests, they cannot compete with or depend on ours and cannot give the impression of doing so—unless you have disclosed them and received our permission to continue. Otherwise, you must:
•not have financial interests in firms we do business with, other than publicly traded companies (nor can your immediate family);
•not work for, or accept money from, a competitor or someone we do business with, including consulting or sitting on their board, except on behalf of CI;
•not knowingly have personal stake in the outcome of a material CI transaction;
•not compete with CI to buy or sell services or property; and
•advance our business interests ahead of your own if given the opportunity.

The best practice is to avoid direct or indirect business relationships with competitors or people we do business with.

Do not misuse opportunities or influence
You can only use your position at CI to perform work duties.

You must:
•not use opportunities available from your work with CI for personal gain, including via third parties;
•not offer or make payments to government officials to influence them;
•not solicit, give or receive bribes or kickbacks; and
•not use or associate your position at CI with political activity or make political donations that relate to your position at CI. All political activity must be on your own behalf.

Do not give or receive gifts that could inappropriately influence a business relationship
Do not accept or offer gifts or entertainment that could inappropriately influence a business relationship or give that impression.

Gifts are only acceptable if they:
•follow our policies;
•follow customary industry practices and regulatory obligations;
•are of modest value and are not money or securities;
•cannot be construed as a bribe or payoff; and

•are not to or from a government official (strict rules apply; ask the Legal Department if you have any questions).

These rules always apply, including during traditional gift-giving seasons. To decide if a gift is reasonable, consider industry practices and what regulators advise, or ask a supervisor what they believe is appropriate.

If you are not sure whether something is considered a conflict of interest, ask your CI leader or the Compliance Department.

3.Protect proprietary, confidential and personal information, and inside information
We have a duty to properly handle the information we know as part of our work. We commit to keeping stakeholders well-informed about our operations by following the securities laws that govern how to disclose corporate information. You must:
•not share client information unless you have client consent or are legally required to do so. Also protect it from theft, loss, improper disclosure or misuse. Do not share it with anyone who does not have a business need to know that information;
•keep information that is proprietary and confidential to CI and its affiliates secure from theft, loss, improper disclosure or misuse; and
•not share inside information (material, non-public information) about CI, our clients, or another company. Do not trade in the securities of any company based on inside information. If you believe you have inside information, notify the Compliance Department immediately.
These types of information must be kept confidential even if you no longer work with CI.

4.Make sure key information is accurate
We rely on accurate records to run our business. The records you keep must meet the requirements of the law, accounting regulations, and our own internal standards.

For every transaction you are involved in:
•ensure it is authorized;
•record it in the correct place, account, and time period;
•ensure the information is not false or misleading;
•support it with reasonable detail; and
•if you notice a deficiency in how we record information, report it to your CI leader.

To report concerns relating to accounting or auditing matters, follow Report concerns related to the Code.

When communicating any information about CI or its affairs, communicate as if it could become public, even if it is intended for an internal audience. Do not distort information or communicate in a way that could harm our reputation. Avoid ambiguity, guesswork, or unprofessional statements in records, emails, memos, or reports.

5.Respect company resources
Use the tools we give you responsibly
CI gives you access to the resources you need for your work. These resources can be tangible—phones, computers, and office supplies. They can also be intangible—internet access and cellular data. Protect these resources and do not waste them.

Use them only for legitimate CI business unless you have permission from your supervisor (or your use is occasional and incidental). If you notice inappropriate use, report it to your CI leader.

Use technology appropriately
Do not access, download or send inappropriate content on the internet. Do not access content that requires significant bandwidth for personal reasons. Remember that you should not have an expectation of privacy when using CI resources. Where the law permits or it is necessary for our work, we may access, monitor or share voicemail, emails, and other information.

Use of social media
If your position requires posting on social media or networking sites, you must only post information for authorized business purposes and only post information that complies with this Code.
In your personal account never post confidential information about CI or our colleagues, customers, suppliers, or business partners.

Business expense accounts are only for legitimate CI business
Document your spending accurately if you have a business account. Ask your CI leader if you are unsure if an expense is legitimate.

6.Respect your colleagues and others and keep our workplace safe
Respect your colleagues
We are an equal opportunity employer and strive to ensure that all our people are treated with respect and dignity. Our people and their diversity are a tremendous asset, and we expect you to treat everyone with respect. Do not discriminate, harass, threaten, or behave inappropriately towards anyone. Some examples are making unwanted sexual advances or making derogatory or inappropriate jokes. Please report discriminating, harassing, threatening, inappropriate, or violent conduct immediately.

Keep our workplace safe
We do our best to make sure your work environment is safe and healthy. You must help us do that by following health and safety rules. Report accidents, injuries, and unsafe conduct or conditions to your supervisor right away. Make sure you can perform your job safely—do not work while impaired by alcohol, illicit, prescription or non-prescription drugs.

7.Report concerns related to the Code
What to do if you have a concern related to the Code
Everyone who represents CI has a duty to report a suspected violation of the Code. You could face discipline if you do not report a violation of the Code when you know about it. You must also report deficiencies in our policies, procedures, or controls that would allow violations of the Code to go undetected.

If you need to make a judgment-call about your own conduct or suspect an action violates the Code, ask for guidance from your CI leader or the Compliance Department. They are responsible for helping make these decisions and may know more about the issues.

We must all cooperate with investigations
We must all assist and comply with investigations into Code violations, and CI leaders have a duty to act on reports they receive. We must cooperate with regulators and law enforcement investigations but direct regulators and law enforcement to the Legal Department first to coordinate the process.

We do not tolerate retaliation or false reports
Understand that you are protected from retaliation if you report in good faith actual or possible violations. If you believe there is retaliation against you or someone else for reporting an issue, speak to your CI leader or Compliance Department as soon as possible.

Do not make false reports about issues related to the Code. Representatives who retaliate or make false reports will be disciplined, and we may end their employment or our business relationship with them.

Report your concerns

Report concerns that relate to the Code immediately to your CI leader or to the Head of Compliance.

Report concerns that relate to accounting or auditing matters, or involve CI directors or executive officers, immediately to the Chief Legal Officer or the Lead Director of CI Financial.

Concerns involving accounting or auditing matters may include actual or potential misconduct relating to:
•fraud or deliberate error in the preparation, evaluation, review or audit of any financial statement of CI;
•fraud or deliberate error in the recording and maintaining of financial records of CI;
•deficiencies in or non-compliance with CI’s internal accounting controls;
•misrepresentation or false statement to or by a senior officer or accountant of CI regarding a matter contained in the financial records, financial reports or audit reports of CI;
•fraud by management or other employees who have a significant role in CI’s internal control over financial reporting; and
•deviation from full and fair reporting of CI’s financial condition.

After receiving a report of an alleged Code violation, we will take appropriate action.

If you want to report a possible Code violation anonymously you can do so:

By email to: CodeofConduct@ci.com (Please use an anonymous email address)

By mail to:

CONFIDENTIAL – TO BE OPENED BY ADDRESSEE ONLY
Chief Legal Officer/Lead Director (for accounting or auditing matters) OR Head of Compliance (for all other concerns)
15 York, 2nd Floor
Toronto, Ontario, Postal code

Your report will be transmitted confidentially, and where requested, anonymously, to the designated individual(s) as set out above to handle it appropriately.

Waiver of this Code
If you are seeking a waiver of a provision in the Code due to exceptional circumstances, speak to your CI leader, and then contact the Head of Compliance for advice and approval.

Waivers of the Code are rarely approved. In some circumstances, where required by law, a waiver of the Code will be approved and publicly disclosed by the board of directors of CI Financial.

Appendix
Report concerns that relate to the Code to your CI leader or to the Head of Compliance.

Report concerns that relate to accounting or auditing matters, or involve CI directors or executive officers to the Chief Legal Officer or the Lead Director of CI Financial

Role at CI Group	Name	Email	Address
Head of Compliance	Keri Bush	kbush@ci.com	15 York Street, 2nd Floor, Toronto, ON, M5J0A3
Chief Legal Officer	Ted Kelterborn	tkelterborn@ci.com	15 York Street, 2nd Floor, Toronto, ON, M5J0A3
Lead Director of the Board	Tom P. Muir	LeadDirector@ci.com	15 York Street, 2nd Floor, Toronto, ON, M5J0A3